UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

TABLE OF CONTENTS

1.            Intelligent Content Enterprises Inc., Settlement Agreement dated December 22, 2016 between Digital Widget Factory Inc., and Intelligent Content Enterprises Inc., as filed on Sedar on December 29, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

December 29, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
	Name: Title:	James Cassina Chief Executive Officer

ITEM 1

SETTLEMENT AGREEMENT

THIS AGREEMENT is made this 22nd day of December, 2016

AMONG:

DIGITAL WIDGET FACTORY INC., a corporation incorporated under the laws of Belize

(“DWF”)

- and -

INTELLIGENT CONTENT ENTERPRISES INC., a corporation incorporated under the laws of the Province of Ontario

(“ICE Parent”)

- and -

DIGITAL WIDGET FACTORY INC., a corporation incorporated
under the laws of the Province of Ontario

(“ICE Sub” and, collectively with ICE Parent, “ICE”)

RECITALS:

A.	DWF and ICE entered into an Asset Purchase Agreement dated March 4, 2016 (the “APA”) pursuant to which DWF conveyed all of its assets to ICE (the “Acquired Assets”).

B.	On November 24, 2016, ICE Parent provided notice to DWF of a claim for indemnity under the APA (the “Dispute”).

C.	ICE and DWF desire to settle the Dispute by (i) ICE returning to DWF the Acquired on an as-is-where-is basis as constituted on the date hereof, and (ii) DWF returning to ICE Parent the Consideration Shares (as defined in the APA) for cancellation, all upon the terms and subject to the conditions set forth in this Agreement.

IN CONSIDERATION of the premises and the mutual respective agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE I	INTERPRETATION

1.1	Definitions. Capitalized terms used in this Agreement, including the recitals hereto, shall have the meanings described in the APA.

1.2	Number and Gender. In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.

1.3	Headings and References. The division of this Agreement into articles, sections, subsections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The article, section, subsection and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement. All uses of the words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular section or portion of it. References to an Article, Section, Subsection or Schedule refer to the applicable article, section, subsection or schedule of this Agreement unless otherwise specifically provided.

1.4	Schedules. The following Schedules and Exhibits form part of this Agreement:

Schedule or Exhibit	Description of Schedule or Exhibit

Exhibit A	List of Consideration Shares and Shareholdings

1.5	Applicable Law. This Agreement will be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (excluding any rule or principle of the conflict of laws which might refer such interpretation to the laws of another jurisdiction) and the laws of Canada applicable therein. Each party irrevocably submits to the exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto. The parties expressly exclude the application of the United Nations Convention on Contracts for the International Sale of Goods.

1.6	Currency. Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to Canadian dollars.

ARTICLE II	SETTLEMENT AND APA TERMINATION

2.1	Exchange of Consideration Shares for Acquired Assets. At the Closing Time: (a) ICE will convey, assign, transfer and deliver to DWF, and DWF will receive from ICE, the Acquired Assets on an as-is-where-is basis as constituted at the Closing Time, and Article III DWF will return to ICE Parent all of the Consideration Shares (being an aggregate of 12,500,000 common shares in the capital of ICE Parent and 5,750,000 preferred shares in the capital of ICE Parent) to ICE, together with directions and consents executed by each registered holder of consideration shares (the “Consideration Shareholders”), releasing all right, title and interest to such Consideration Shares and directing the return of such consideration shares to ICE all in the form and manner required for cancellation by ICE.

ARTICLE III	CLOSING

3.1	Closing. The closing of the transactions contemplated herein (the “Closing”) shall occur on or before January 15, 2017 (the “Closing Date”), at 4:00 pm (E.S.T.) (the “Closing Time”), at the offices of WeirFoulds LLP, Suite 4100, TD Bank Tower, 66 Wellington Street West, Toronto, Ontario, or at such other place, time and date as shall be agreed between ICE and the DWF.

3.2	Closing Obligations. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a)	ICE will deliver to DWF, each in form and substance satisfactory to ICE and its legal counsel, as applicable, and effective as of the Effective Time:

(i)	an access link to a dropbox containing the open source codes to digiwidgy.com and related online passwords, logins and access codes such that DWF can operate, function and control digiwidgy.com upon receipt of the dropbox,

(ii)	all its securities held by ICE in the capital of the Florida Subsidiaries;

(iii)	all its rights to the name “Digital Widget Factory” to DWF to represent itself as and to use the name “Digital Widget Factory”, and all logos which include such name, or any variation thereof,

(iv)	full and final release in favour of DWF and each of the Consideration Shareholders in respect of all obligations under the APA.

(b)	DWF will deliver to ICE as follows:

(i)	a copy of irrevocable consents and directions from each of the Consideration Shareholders directing and authorizing: (i) WeirFoulds LLP as escrow agent to release and deliver the Escrowed Shares comprising in part the Consideration Shares to ICE Parent for cancellation, (ii) ICE Parent and TSX Trust Company, ICE Parent’s transfer agent, to cancel the Consideration Common Shares; and (iii) ICE Parent and its agents to cancel the Preference Consideration Shares,

(ii)	full and final releases from DWF and each of the Consideration Shareholders in favour of ICE in respect of all obligations under the APA.

ARTICLE IV	REPRESENTATIONS AND WARRANTIES

4.1	Representations, Warranties of ICE. ICE hereby represents and warrants to DWF as is set out in this Section 4.1 and acknowledges that DWF is relying upon such representations and warranties in entering into this Agreement.

(a)	Corporate Matters.

(i)	ICE Parent and ICE Sub each has all necessary corporate power and authority to enter into, execute and deliver, and to observe and perform its covenants and obligations under this Agreement and the documents to be delivered at Closing to which it is a party, and to consummate the transactions contemplated hereby and thereby and any instruments or agreements required herein or therein.

(ii)	This Agreement has been, and each Closing Document to which ICE is a party will on Closing be, duly executed and delivered by ICE, and this Agreement constitutes, and each Closing Document to which ICE is a party will on Closing constitute, a valid and binding obligation of ICE enforceable against it in accordance with its terms.

(b)	Absence of Conflicting Agreements. None of the execution and delivery of, or the observance and performance by ICE of, any covenant or obligation under this Agreement or any document to be delivered at Closing to which it is a party, or the Closing:

(i)	contravenes or results in, or will contravene or result in, a material violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(A)	any Applicable Law;

(B)	any Licence held by ICE;

(C)	the provisions of any Contract;

(c)	Covenants and agreements of ICE contained in this Agreement or any document to be delivered on Closing shall survive the Closing and continue until performed or waived.

4.2	Representations and Warranties of DWF

(a)	Corporate Matters.

(i)	DWF has all necessary corporate power and authority to enter into, execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the documents to be delivered at Closing to which it is a party, and to consummate the transactions contemplated hereby and thereby and any instruments or agreements required herein or therein.

(ii)	DWF has taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and the closing documents to which it is a party.

(iii)	This Agreement has been, and each closing document to which DWF is a party will on Closing be duly executed and delivered by DWF and this Agreement constitutes, and each of the documents to be delivered on Closing to which DWF is a party will on Closing constitute, a valid and binding obligation of DWF enforceable against it in accordance with its terms.

(b)	Absence of Conflicting Agreements. None of the execution and delivery of, or the observance and performance by DWF of, any covenant or obligation under this Agreement or any document to be delivered at Closing to which it is a party, or the Closing:

(i)	contravenes or results in, or will contravene or result in, a material violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(A)	any Applicable Law;

(B)	any Licence held by an entity comprising DWF;

(C)	the provisions of any Contract;

(c)	Intellectual Property.

The Acquired Assets contained no proprietary intellectual property.

(d)	Covenants and agreements of DWF contained in this Agreement or any document to be delivered on Closing shall survive the Closing and continue until performed or waived.

ARTICLE V	OTHER COVENANTS OF THE PARTIES

5.1	Bulk Sales Act. The parties agree to waive compliance with the Bulk Sales Act (Ontario) and any other bulk sales legislation in the jurisdictions in which any of the Acquired Assets are located.

5.2	Use of Licensed and Non-Proprietary Technology. The parties agree that ICE shall not use any proprietary technology of DWF included in the acquired assets following closing. The parties agree that ICE may use any non-proprietary and/ or licensed technology which may be included or referenced in the acquired assets from and after closing.

ARTICLE VI	CONDITIONS PRECEDENT AND TERMINATION

6.1	DWF’s Conditions. DWF will be obliged to complete the Closing only if each of the conditions precedent set out in the following Subsections of this Section 6.1 have been satisfied in full at or before the Closing. Each of such conditions precedent is for the exclusive benefit of DWF and DWF may waive any of them in whole or in part in writing.

(a)	Delivery of Acquired Assets. ICE shall have delivered the Acquired Assets to DWF.

(b)	Receipt of Closing Documentation. All documentation relating to this Agreement, and all actions and proceedings taken on or prior to the Closing in connection with the performance by ICE of its obligations under this Agreement, will be satisfactory to DWF and its legal counsel, acting reasonably. DWF will have received copies of the Closing Documents, including the Closing Documents described in Article III and all such documentation or other evidence as it may reasonably request in order to establish compliance with the terms and conditions of this Agreement, the consummation of the transactions contemplated hereby and the taking of all corporate proceedings in connection therewith in form (as to certification and otherwise) and substance satisfactory to DWF and its legal counsel, acting reasonably.

(c)	Consents, Authorizations and Registrations. All consents, approvals, Orders and authorizations of any Person or Governmental Authority (or registrations, declarations, filings or recordings with any of them) required for the Closing (other than routine post-closing notifications or filings) shall have been obtained or made on or before the Closing.

(d)	Litigation. No Order will have been entered that prohibits or restricts the Closing. None of the parties, or any of their respective directors, officers, employees or agents, will be a defendant or third party to or threatened with any litigation or proceedings before any court or Governmental Authority which could prevent or restrict that party from performing any of its obligations in this Agreement or any of the Closing Documents.

6.2	ICE’s Conditions. ICE will be obliged to complete the Closing only if each of the conditions precedent set out in the following Subsections of this Section 6.2 have been satisfied in full at or before the Closing. Each of such conditions precedent is for the exclusive benefit of ICE, and ICE may waive any of them in whole or in part in writing.

(a)	Receipt of Closing Documentation. All documentation relating to this Agreement, and all actions and proceedings taken on or prior to the Closing in connection with the performance by DWF of its obligations under this Agreement, will be satisfactory to ICE and its legal counsel, acting reasonably. ICE will have received copies of the Closing Documents, including the documents required to cancel the Consideration Shares described in Article III and all such documentation or other evidence as it may reasonably request in order to establish compliance with the terms and conditions of this Agreement, the consummation of the transactions contemplated hereby and the taking of all corporate proceedings in connection therewith in form (as to certification and otherwise) and substance satisfactory to ICE and its legal counsel, acting reasonably.

(b)	Consents, Authorizations and Registrations. All consents, approvals, Orders and authorizations of any Person or Governmental Authority (or registrations, declarations, filings or recordings with any of them) or regulatory approvals, required for the Closing (other than routine post-closing notifications or filings) shall have been obtained or made on or before the Closing.

(c)	Litigation. No Order will have been entered that prohibits or restricts the Closing. None of the parties, or any of their respective directors, officers, employees or agents, will be a defendant or third party to or threatened with any litigation or proceedings before any court or Governmental Authority which could prevent or restrict that party from performing any of its obligations in this Agreement or any of the Closing Documents.

6.3	Waiver. Any party may waive, by notice in writing to the other party, any condition set forth in this Article 6 which is for its benefit. No waiver by a party of any condition, in whole or in part, will operate as a waiver of any other condition.

6.4	Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing by:

(a)	mutual written consent of DWF and of ICE;

(b)	DWF, if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment, and shall not have been waived by DWF;

(c)	ICE, if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by ICE;

ARTICLE VII	GENERAL

7.1	Expenses. Each party shall pay all expenses it incurs in authorizing, preparing, executing and performing this Agreement and the transactions contemplated hereunder, whether or not the Closing occurs, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants.

7.2	Time. Time is of the essence of each provision of this Agreement.

7.3	Notices. Any notice, demand or other communication (in this Section, a “notice”) required or permitted to be given or made under this Agreement shall be in writing and shall be sufficiently given or made if:

(a)	delivered in person during normal business hours on a Business Day; or

(b)	sent by any electronic means of sending messages (“Electronic Transmission”), including facsimile transmission and e-mail, during normal business hours on a Business Day, but notice by Electronic Transmission shall be sufficient only if the notice includes or is accompanied by the sender’s name, address, telephone number and facsimile number or e-mail address and the date and time of the transmission and if acknowledgement of the transmission is transmitted to the sender by the recipient or the recipient’s electronic system;

in the case of a notice to ICE, addressed to it at:

Intelligent Content Enterprises Inc.
Suite 1505
1 King Street West
Toronto, Ontario
M5H 1A1

Attention: Sandy Hall

Fax No.: (416) 364-4039

E-mail: shall@bellnet.ca

with a copy (which shall not serve as notice of service of process) to:

WeirFoulds LLP

66 Wellington Street West, Toronto-Dominion Centre, Suite 4100, P.O. Box 35

Toronto, Ontario M5K 1B7

Attention: Wayne T. Egan

Fax No.: (416) 365-1876

E-mail: wegan@weirfoulds.com

and in the case of a notice to DWF addressed to it at:

Ryan J. Wrobel, J.D., LL.M., C.L.E
Attorney-at-Law & Notary Public
Wrobel & Co., Attorneys-at-La
115 Barrack Road, 3rd Floor
P.O. Box 420
Belize City, Belize

Telephone: +501-223-1013 USA (646) 559-6757
Fax No.: +1-917-591-5875
E-mail: ryan@lawbelize.

with a copy to:

Hagen Gocht

Telephone: 647 207 0778
E-mail: gbghogh@aol.com

with a copy to:

Peter Simeon

Partner

T +1 416 862 4448

peter.simeon@gowlingwlg.com

Each notice sent in accordance with this Section shall be deemed to have been received in the case of personal delivery, if delivered before 5:00 p.m. (recipient’s time), on the day it was delivered; otherwise, on the first Business Day thereafter; or in the case of Electronic Transmission, on the same day that it was sent if sent on a Business Day and the acknowledgement of receipt is received by the sender before 5:00 p.m. (recipient’s time) on such day, and otherwise on the first Business Day thereafter. Any party may change its address for notice by written notice delivered to the other parties.

7.4	Further Assurances. Each party shall do such acts and will execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as any other party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement and the Closing Documents.

7.5	Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, undertakings, statements, arrangements, promises, representations and agreements, whether written or oral, among the parties, including the APA. There are no representations, warranties, conditions, undertakings, commitments, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any party to enter into this Agreement or on which reliance is placed by any party, except as specifically set forth in this Agreement or in the Closing Documents.

7.6	Counterparts and Electronic Copies. This Agreement may be executed in any number of counterparts. Each executed counterpart will be deemed to be an original. All executed counterparts taken together will constitute one agreement. To evidence the fact that a party has executed this Agreement, such party may send a copy of its executed counterpart signature page to the other party by Electronic Transmission and, if sent by email, in Portable Document File (PDF) format. That party will be deemed to have executed this Agreement on the date it sent such Electronic Transmission. In such event, such sending party will forthwith deliver to the other party the originally executed counterpart of this Agreement to the other party.

7.7	Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

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TO WITNESS THEIR AGREEMENT, the parties have duly executed this Agreement as of the date first written above.

DIGITAL WIDGET FACTORY INC. (Belize)		INTELLIGENT CONTENT ENTERPRISES INC.

Per:	“Hagen Gocht”	Per:	“James Cassina”
	Name: Hagen Gocht Title: General Manager		Name: James Cassina Title: Director

DIGITAL WIDGET FACTORY INC. (Ontario)

Per:	“James Cassina”
Name: James Cassina Title: Director

Exhibit A - List of Consideration Shares and Shareholdings

Name	Address	Number of Series A Preferred Shares
Digital Widget Factory Inc.	c/o Ryan J. Wrobel, J.D., LL.M., C.L.E , Attorney-at-Law and Notary Public, Wrobel & Co., 115 Barrack Road, 3rd Floor, P.O. Box 420, Belize City, Belize	5,750,000
Total Series A Preferred Shares		5,750,000

Name	Address	Number of Common Shares
Digital Widget Factory Inc.	c/o Ryan J. Wrobel, J.D., LL.M., C.L.E , Attorney-at-Law and Notary Public, Wrobel & Co., 115 Barrack Road, 3rd Floor, P.O. Box 420, Belize City, Belize	3,675,000
Digital Widget Factory Inc.	c/o Ryan J. Wrobel, J.D., LL.M., C.L.E , Attorney-at-Law and Notary Public, Wrobel & Co., 115 Barrack Road, 3rd Floor, P.O. Box 420, Belize City, Belize	475,000
David Bernholtz	122 Hove Street, Toronto, ON M3H 4Z7	360,000
Oxford Enterprises Inc.	8411 Preston Road, Suite 711, Dallas, TX 75225	300,000
Ronald Torch	1 Brewsland Cres. Thorhnill, ON L3T 7H1	200,000
Toronto Tree Tops	73 Richmond Street West, Suite PH3 Toronto, ON M5H 1Z4	1,000,000
Accretive Capital Corp.	26 Lemill Road, U-3, Toronto, ON M3B 2T5	540,000
Amir Bem	Achi, Dakar 42, Ra’Anana, Israel 43259	1,900,000
Ian Moddison	15 Country Lane Cres., Limehouse, ON L0P 1H0	640,000
First Steps International, Ltd.	Suite 100, Caye Financial Center, San Petrotown, Ambergris Cays, Belize, Central America	50,000
Global Media Consulting Ltd.	B2-125 The Queensway, Suite 164 Toronto, ON M8Y 1H6	1,500,000
130360 Ontario Inc.	80 Tiverton Court, Suite 100 Markham, ON L3R OG4	360,000
Imagination 7 Ventures LLC.	1199 S Federal Hwy, Suite 143 Boca Raton, FL 33432	750,000
Hagen Gocht	1201-2230 Lakeshore Blvd W. , Toronto, ON M8V 0B2	750,000
Total Common Shares		12,500,000